                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                 ---------------


                                 EOTT ENERGY LLC

                            EOTT ENERGY FINANCE CORP.

                              (Names of Applicants)

      2000 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 400, HOUSTON, TEXAS 77042
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                                 ---------------

     TITLE OF CLASS                                                  AMOUNT

9% Senior Notes Due 2010                                          $114,660,000


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE DATE OF THIS APPLICATION FOR QUALIFICATION


    NAME AND ADDRESS OF AGENT FOR SERVICE:                                        WITH A COPY TO:

                 DANA R. GIBBS                                                  GEORGE G. YOUNG III
                   PRESIDENT                                                   HAYNES AND BOONE LLP
                EOTT ENERGY LLC                                             1000 LOUISIANA, SUITE 4300
2000 WEST SAM HOUSTON PARKWAY SOUTH, SUITE 400                                 HOUSTON, TEXAS 77002
             HOUSTON, TEXAS 77042                                                 (713) 547-2000
                                                                            (713) 547-2600 (FACSIMILE)

                                 ---------------

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE SEC, ACTING PURSUANT TO
SECTION 307(c) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

================================================================================

                                     GENERAL

         1.       GENERAL INFORMATION.

         (a) Form of organization:

                  Applicant                            Form of Organization

                  EOTT Energy LLC                      limited liability company
                  (the "COMPANY")

                  EOTT Energy Finance Corp.            corporation
                  ("EOTT FINANCE" and,
                  collectively, with the Company,
                  the "ISSUERS")

         (b) State or other sovereign power under which organized:

         The Company and EOTT Finance are all organized under the laws of the State of Delaware.

         2.       SECURITIES ACT EXEMPTION APPLICABLE.

         The Issuers will issue, pursuant to terms and subject to the conditions of the Third Amended Joint Chapter 11 Plan of the Debtors (the "PLAN") and accompanying Third Amended Disclosure Statement pursuant to 11 U.S.C. Section 1125 in support of the Joint Chapter 11 Plan of the Debtors (the "DISCLOSURE STATEMENT"), pursuant to Title 11 of the United States Code (the "BANKRUPTCY CODE"), 9% Senior Notes due 2010 (the "NOTES"), in the aggregate principal amount of $104,000,000 and up to $10.66 million in PIK Notes to pay accrued interest due and payable on the first two interest payment dates. The Notes will be issued pursuant to an indenture (the "INDENTURE"), between the Company, EOTT Finance, and the Subsidiary Guarantors named as obligors under Item 9 herein (collectively, the "SUBSIDIARY GUARANTORS") and the Bank of New York, a New York banking corporation, as trustee (the "TRUSTEE") which is the subject of this application. As set forth in the Plan, the Notes will be issued on the first business day following the tenth day after the Confirmation Date (defined below) of the Plan on which the Confirmation Order (defined below) is not stayed and all conditions to the effectiveness of the Plan are satisfied or waived (the "EFFECTIVE DATE"). Pursuant to the Plan, the holders of Class 5A, 5B, 5C, 5D, 5E, 5F, and 5G Allowed General Unsecured Claims and Class 5.1H Allowed Indemnifiable General Unsecured Claims (collectively, the "ALLOWED CLASS 5 CLAIMS") will receive Notes in the aggregate principal amount of $104,000,000 in exchange for their Allowed Class 5 Claims. Following a determination of the initial amount of Allowed Class 5 Claims, which is estimated to occur 60 to 120 days after the Effective Date, the disbursing agent will distribute a portion of the notes to holders of Allowed Class 5 Claims. Upon a final determination of all Allowed Class 5 Claims by the Bankruptcy Court, the remaining undistributed Notes will be distributed to the holders of Allowed Class 5 Claims. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Plan.

         By order dated December 6, 2002, the United States Bankruptcy Court for the Southern District of Texas (the "BANKRUPTCY COURT") approved the Disclosure Statement, as containing information of a kind, and in sufficient detail, as is reasonably practicable to enable holders of claims to make an informed judgment about the Plan, as required under Section 1125 of the Bankruptcy Code. The Plan was confirmed pursuant to an order (the "CONFIRMATION ORDER") entered by the Bankruptcy Court on February 18, 2003 (the "CONFIRMATION DATE"). In order for the Plan to become effective certain conditions specified in Section 18.1 of the Plan must first be satisfied or waived.

         The Company and EOTT Finance believe that the issuance of the Notes is exempt from the registration requirement of the Securities Act of 1933, as amended (the "SECURITIES ACT") pursuant to Section 1145(a)(1) of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where: (i) the securities are issued by the debtor, an affiliate participating in a joint plan with the debtor, or a successor to the debtor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company was formed on November 14, 2002 as a wholly-owned subsidiary of EOTT Energy Partners, L.P. ("EOTT PARTNERS"). The Company is not a debtor under the Plan. However, pursuant to the Plan, the Company will be the successor issuer to EOTT Partners. EOTT Finance is a debtor under the Plan. The Company and EOTT Finance believe that the issuance of the Notes contemplated by the Plan will satisfy these requirements and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

         3.       AFFILIATES.

         (a) A list of all current affiliates of the Issuers, indicating the respective percentages of voting securities or other bases of control, is set forth below.

         1. Enron Corp., an Oregon corporation, may currently be deemed to be an affiliate of the Issuers. Following the Effective Date, Enron Corp. will not be an affiliate of the Issuers. Currently, Enron Corp. owns the following interests:

                  (a) 100% of the voting securities of EOTT Energy Corp., a Delaware corporation. EOTT Energy Corp. owns a 1.98% general partner interest in EOTT Partners and is the sole general partner of EOTT Partners. On the Effective Date, the general partnership interest held by EOTT Energy Corp. will be cancelled and a new general partnership interest in EOTT Partners will be issued to EOTT Energy General Partner, L.L.C. Pursuant to the Plan, following the Effective Date, EOTT Energy Corp. will be dissolved.

                  (b) 17.74% of EOTT Partners' outstanding common units, 77.8% of EOTT Partners' outstanding subordinated units, and 100% of EOTT Partners' outstanding additional partnership interests. Based upon information provided by Enron Corp., these securities are held of record by Timber I, LLC, an entity whose managing member is an indirect subsidiary of Enron Corp. Enron Corp. retains the power to vote the securities. Enron Corp. cannot unilaterally dispose of these securities and therefore retains shared investment power over these securities under Rule 13d-3 of the Securities Exchange Act of 1934. On the Effective Date of the Plan, all of EOTT Partners' outstanding common units, subordinated units and additional partnership interests will be cancelled. The Company will issue approximately 97% of its common units that will be outstanding following the Effective Date to holders of Allowed Class 5 Claims and approximately 3% of its common units to former holders of EOTT Partners' common units.

         2. EOTT Energy Partners, L.P., a Delaware limited partnership (EOTT Partners). On the Effective Date, all of the limited partnership interests in EOTT Partners will be cancelled and a new limited partner interest will be issued to the Company. EOTT Energy Partners, L.P. is a holding company that owns the following interests:

                  (a) 100% of the voting securities of EOTT Energy Finance Corp., a Delaware corporation.

                  (b) 100% of the member interests of EOTT Energy LLC, a Delaware limited liability company (Company). As described above, following the Effective Date, the Company will issue common units to holders of Allowed Class 5 Claims and EOTT Partners' common units. As a result, the Company will become the successor issuer of EOTT Partners.

                  (c) 100% of the member interests of EOTT Energy General Partner, L.L.C., a Delaware limited liability company. On the Effective Date, all of the member interests of EOTT Energy General Partner, L.L.C. will be transferred to the Company.

                  (d) 99.99% limited partnership interest in EOTT Energy Operating Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership. EOTT Energy Operating Limited Partnership owns the following interests:

                           (i) 99.99% limited partnership interest in EOTT Energy Pipeline Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership.

                           (ii) 99.99% limited partnership interest in EOTT Energy Liquids, L.P., a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership.

                           (iii) 99.99% limited partnership interest in EOTT Energy Canada Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership. EOTT Energy Canada Limited Partnership owns the following interest:

                                    (A)      100% of the voting securities of
                                             EOTT Energy Canada Management Ltd.,
                                             an Alberta, Canada corporation.

         (b) A list of all affiliates of the Issuers after the Effective Date, indicating the respective percentage of voting securities or other basis of control, is set forth below.

         1. EOTT Energy LLC, a Delaware limited liability company (Company) will be publicly owned by former holders of EOTT Partners' common units and holders of Allowed Class 5 Claims. The Company will own the following interests:

                  (a) 100% of the member interests of EOTT Energy General Partner, L.L.C., a Delaware limited liability company.

                  (b) 99.99% limited partnership interest in EOTT Energy Partners, L.P., a Delaware limited partnership (EOTT Partners). EOTT Energy General Partner, L.L.C. will own a .01% general partner interest in this partnership. EOTT Partners owns the following interests:

                           (i) 100% of the voting securities of EOTT Energy Finance Corp.

                           (ii) 99.99% limited partnership interest in EOTT Energy Operating Limited Partnership, a Delaware limited partnership. EOTT Energy General Partner, L.L.C. owns a .01% general partner interest in this partnership. EOTT Energy Operating Limited Partnership owns the following interests:

                                    (A)      99.99% limited partnership interest
                                             in EOTT Energy Pipeline Limited
                                             Partnership, a Delaware limited
                                             partnership. EOTT Energy General
                                             Partner, L.L.C. owns a .01% general
                                             partner interest in this
                                             partnership.

                                    (B)      99.99% limited partnership interest
                                             in EOTT Energy Liquids, L.P., a
                                             Delaware limited partnership. EOTT
                                             Energy General Partner, L.L.C. owns
                                             a .01% general partner interest in
                                             this partnership.

                                    (C)      99.99% limited partnership interest
                                             in EOTT Energy Canada Limited
                                             Partnership, a Delaware limited
                                             partnership. EOTT Energy General
                                             Partner, L.L.C. owns a .01% general
                                             partner interest in this
                                             partnership. EOTT Energy Canada
                                             Limited Partnership owns the
                                             following interest:

                                             (I)      100% of the voting
                                                      securities of EOTT Energy
                                                      Canada Management Ltd., an
                                                      Alberta, Canada
                                                      corporation.

         (c) See Item 4 for the names and addresses of the members of the Board of Directors and executive officers of the Issuers, each of whom may be deemed to be an affiliate by virtue of his or her position with the Issuers.

                             MANAGEMENT AND CONTROL

         4.       DIRECTORS AND EXECUTIVE OFFICERS.

         (a) The following table lists the names and offices held by all directors and executive officers of the Issuers as of the date of this application. The mailing address for each of the individuals listed in the following tables is 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042.

with respect to EOTT Finance:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Dana R. Gibbs                        Chief Executive Officer; President and Director
                  Lori L. Maddox                       Vice President and Controller
                                                       (Principal Accounting Officer)
                  Molly M. Sample                      Vice President and General Counsel
                  H. Malcolm Lovett, Jr.               Director
                  Thomas M. Matthews                   Director
                  James M. Tidwell                     Director

with respect to the Company:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Dana R. Gibbs                        Chief Executive Officer; President and Director
                  H. Keith Kaelber                     Executive Vice President and Chief Financial Officer
                  Lori L. Maddox                       Vice President; Controller and Director
                                                       (Principal Accounting Officer)
                  Mary Ellen Coombe                    Vice President, Human Resources and Administration
                  Molly M. Sample                      Vice President; General Counsel and Director

         (b) The following table lists the names and offices of all individuals chosen to be directors and executive officers of the Issuers as of the Effective Date (such information is provided, as required by Form T-3, on the basis of present information). The mailing address for each of the individuals listed in the following tables is: 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042.

with respect to EOTT Finance:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Dana R. Gibbs                        Chief Executive Officer; President and Director
                  Lori L. Maddox                       Vice President and Controller
                                                       (Principal Accounting Officer)
                  Molly M. Sample                      Vice President and General Counsel
                  James M. Tidwell                     Director
                  Thomas M. Matthews                   Director

with respect to the Company:

                                NAME                                       TITLE
                  ---------------------------------    -----------------------------------------------

                  Thomas M. Matthews                   Chief Executive Officer and Director
                  Dana R. Gibbs                        President and Chief Operating Officer
                  H. Keith Kaelber                     Executive Vice President and Chief Financial Officer
                  Lori L. Maddox                       Vice President and Controller
                                                       (Principal Accounting Officer)
                  Mary Ellen Coombe                    Vice President, Human Resources and Administration
                  Molly M. Sample                      Vice President and General Counsel
                  J. Robert Chambers                   Director
                  Julie H. Edwards                     Director
                  Robert E. Ogle                       Director
                  James M. Tidwell                     Director
                  S. Wil VanLoh, Jr.                   Director
                  Daniel J. Zaloudek                   Director

         5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) The following tables set forth certain information regarding each person that owns 10 percent or more of the Issuers' voting securities as of the date of this application:

with respect to EOTT Finance:

                                                      TITLE OF CLASS                     PERCENTAGE OF VOTING
          NAME AND COMPLETE MAILING ADDRESS               OWNED          AMOUNT OWNED      SECURITIES OWNED
          ---------------------------------           --------------     ------------    --------------------

   EOTT Energy Partners, L.P.
   2000 West Sam Houston Pkwy. S., Ste. 400        Common Stock, $1.00   1,000 shares       100%
   Houston, Texas 77042                            par value per share

with respect to the Company:

                                                      TITLE OF CLASS                     PERCENTAGE OF VOTING
          NAME AND COMPLETE MAILING ADDRESS               OWNED          AMOUNT OWNED      SECURITIES OWNED
          ---------------------------------           --------------     ------------    --------------------

   EOTT Energy Partners, L.P.
   2000 West Sam Houston Pkwy. S., Ste. 400        Common Units          1,000 units        100%
   Houston, Texas 77042

         (b) The following tables set forth certain information regarding each person that is expected to own 10 percent or more of the Issuers' voting securities following the Effective Date:

with respect to EOTT Finance:

                                                      TITLE OF CLASS                     PERCENTAGE OF VOTING
          NAME AND COMPLETE MAILING ADDRESS               OWNED          AMOUNT OWNED      SECURITIES OWNED
          ---------------------------------           --------------     ------------    --------------------

   EOTT Energy Partners, L.P.
   2000 West Sam Houston Pkwy. S., Ste. 400         Common Stock, $1.00   1,000 shares       100%
   Houston, Texas 77042                             par value per share

with respect to the Company:

         Holders of Allowed Class 5 Claims will receive approximately 11,947,820, or approximately 97%, of the common units of the Company being distributed pursuant to the Plan. Holders of EOTT Partners' outstanding common units will receive approximately 369,520, or approximately 3% of the common units of the Company being distributed pursuant to the Plan. In addition, holders of EOTT Partners' outstanding common units will receive warrants to purchase approximately 957,981 additional common units of the Company, representing approximately 7% of the Company's common units being issued pursuant to the Plan. The warrants will have an initial exercise price of $12.50 per common unit (subject to standard anti-dilution adjustments). The warrants will expire unless exercised on the last day of the month occurring five years after the date of issuance. At the time of this filing, it is not known if any individual holder(s) of the Allowed Class 5 Claims will own 10% or more of the Company's voting securities after the Effective Date.

         6.       UNDERWRITERS.

         (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Issuers that are currently outstanding.

         (b) No person will act as principal underwriter of the Notes governed by the Indenture.

                               CAPITAL SECURITIES

         7.       CAPITALIZATION.

         (a) The following tables set forth certain information with respect to each authorized class of securities of the Issuers.

                  (i) As of February 14, 2003:

with respect to EOTT Finance:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

   EOTT Energy Finance Corp.         Shares of Common Stock, par   10,000 shares           1,000 shares
                                     value $1.00 per share

with respect to the Company:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

   EOTT Energy LLC                   Common Units                  1,000 units(1)          1,000 units

----------

(1) Prior to the Effective Date, the Company was a single member limited liability company, and a wholly owned subsidiary of EOTT Partners.

              (ii)  As of the Effective Date:

with respect to EOTT Finance:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

                                     Shares of Common Stock par
   EOTT Energy Finance Corp.         value $1.00 per share        10,000 shares            1,000 shares

with respect to the Company:

          COMPANY NAME                    TITLE OF CLASS         AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
       ------------------              -------------------       -----------------      ------------------

   EOTT Energy LLC                   Common Units                 14,475,321 units         12,317,340 units (1)
                                     9% Senior Notes due 2010     $104,000,000 (2)         $104,000,000 (3)
                                                                  (principal amount)       (principal amount)

----------

(1) Represents the approximate number of common units of the Company to be distributed pursuant to the Plan. These units will not be outstanding until the holders of to former holders of EOTT Partners' common units exchange their old common units for new common units of the Company and the amount of the Company's common units to be distributed to holders of Allowed Class 5 Claims is determined. Initially, the Company's common units to be distributed to holders of Allowed Class 5 Claims will be issued to a disbursing agent. Following a determination of the amount of Allowed Class 5 Claims, which is estimated to occur 60 to 120 days after the Effective Date, the disbursing agent will issue a portion of the Company's common units to holders of Allowed Class 5 Claims. Upon a final determination of all Allowed Class 5 Claims, the Company's remaining undistributed common units will be distributed to the holders of Allowed Class 5 Claims.

(2) Up to an additional $10,660,000 in aggregate principal amount of PIK Notes may be issued in lieu of making cash interest payments on the first two interest payment dates.

(3) Initially, the Notes will be issued to a disbursing agent. Following a determination of the amount of Allowed Class 5 Claims, which is estimated to occur 60 to 120 days after the Effective Date, the disbursing agent will issue a portion of the notes to holders of Allowed Class 5 Claims. Upon a final determination of all Allowed Class 5 Claims, the remaining undistributed Notes will be distributed to the holders of Allowed Class 5 Claims.

         (b) The Company's common units are its only class of voting securities. Each holder of the Company's common units is entitled to one vote for each common unit held of record on the applicable record date on all matters submitted to the unitholders. Holders of the Notes do not have any voting rights by reason of ownership of Notes. EOTT Finance's common stock is its only class of voting securities. Each holder of EOTT Finance's common stock is entitled to one vote for each share of EOTT Finance's common stock registered in the stockholder's name on the record date on all matters submitted to vote.

                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. The Notes will be issued under the Indenture. The form of the Indenture is attached hereto as Exhibit T3C. The following is a general description of certain provisions of the Indenture. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture. Capitalized terms used below and not defined herein shall have the meanings set forth in the Indenture.

         (a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

         The Indenture provides that an "Event of Default" occurs if:

                  (1) the Issuers default in the payment when due of interest on the Notes and such default continues for a period of 30 days;

                  (2) the Issuers default in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

                  (3) the Company or any of its Subsidiaries fails to comply with any of the provisions of the Sections 5.14 and 5.19 (regarding offers to repurchase Notes upon Asset Sales or a Change of Control) and
         Article IV (regarding successors to the Issuers) of the Indenture;

                  (4) the Company or any of its Restricted Subsidiaries fails to comply for 30 days after notice to the Issuers by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class, with any of the provisions of
         Section 5.12 (regarding the incurrence of Indebtedness) of the Indenture;

                  (5) the Company or any of its Restricted Subsidiaries fails to observe or perform any other covenant, representation, warranty or other agreement in the Indenture or the Notes for 60 days after notice to the Issuers by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes;

                  (6) an Issuer or any of the Company's Restricted Subsidiaries defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Issuer or by any of the Company's Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of this Indenture, if that default: (i) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "PAYMENT DEFAULT"); or (ii) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

                  (7) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against an Issuer or any of the Company's Restricted Subsidiaries and such judgment or judgments are not paid, discharged or stayed for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all such undischarged judgments exceeds $10.0 million;

                  (8) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under the Indenture or any Subsidiary Guarantee;

                  (9) the Company or any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law: (i) commences a voluntary case; (ii) consents to the entry of an order for relief against it in an involuntary case; (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property; (iv) makes a general assignment for the benefit of its creditors; or (v) generally is not paying its debts as they become due; or

                  (10) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (i) is for relief against the Company or any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case; (ii) appoints a Custodian of the Company or any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or (iii) orders the liquidation of the Company or any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; and the order or decree remains unstayed and in effect for 60 consecutive days.

         If any Event of Default (other than an Event Default specified in Sections (9) and (10) of Paragraph (a) above with respect to the Company, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary) occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the then Outstanding Notes may declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. Notwithstanding the foregoing, if an Event of Default specified in Sections (9) or (10) of Paragraph (a) above occurs with respect to the Company, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all Outstanding Notes shall become due and payable without further action or notice. The Holders of a majority in aggregate principal amount of the then Outstanding Notes by written notice to the Trustee may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

         So long as any Notes are outstanding, the Issuers must deliver to the trustee within five days upon any Officer becoming aware of any Default or Event or Default or an event which, with notice or the lapse of time or both, would constitute a Default or an Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

         (b) AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.

         The Notes are required to be signed on behalf of each of the Issuers by its Chairman of the Board, Vice Chairman, Chief Executive Officer, President or a Vice President, and by its Secretary, an Assistant Secretary, a Treasurer or an Assistant Treasurer. Such signatures upon the Notes may be either manual or facsimile signatures of the present or any future such authorized officers and may be imprinted or otherwise reproduced on the Notes. The seal of the Issuers, if any, may be in the form of a facsimile and may be impressed, affixed, imprinted or otherwise reproduced on the Notes. If an officer of any of the Issuers whose signature is on any of the Notes shall cease to be such officer before such Notes are authenticated and delivered by the Trustee, or disposed of by the Issuers, the Note will nevertheless be valid.

         At any time after the execution and delivery of the Indenture, the Company may deliver Notes executed by the Company (and having the notations of Subsidiary Guarantees executed by such Subsidiary Guarantors) to the trustee for authentication, together with a Company Order for the authentication and delivery of such Notes. No Note will be valid until the Trustee manually signs a certificate of authentication on the Note. Such signature will be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered under the Indenture.

         The Notes will be issuable only in registered form without coupons and only in denominations of $1.00 and any integral multiple thereof. There will be no proceeds (and therefore no application of proceeds) from the issuance of the Notes because the Notes will be issued under the Plan in exchange for the discharge of the Allowed Class 5 Claims. Accordingly, no provisions are contained in the Indenture with respect to the use by the Company of proceeds of the issuance of the Notes.

         (c) RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

                  The Notes are not secured by any assets of the Issuer.

         (d) SATISFACTION AND DISCHARGE; DEFEASANCE

         The Issuers may, at any time, elect to have either Legal Defeasance or Covenant Defeasance be applied to all Notes and Subsidiary Guarantees upon compliance with the conditions set forth in Article XI of the Indenture.

         The Issuers and the Subsidiary Guarantors shall, subject to the satisfaction of the conditions set forth herein below, be discharged from their obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied ("LEGAL DEFEASANCE"). For this purpose, Legal Defeasance means that each of the Issuers shall be deemed to have paid and discharged the entire Indebtedness represented by the Outstanding Notes, which shall thereafter be deemed to be "outstanding" only for the purpose of Section
11.5 (regarding deposits of money and U.S. Government obligations) in the Indenture and the other Sections of the Indenture referred to in (i) and (ii) below, and to have satisfied all its other obligations under such Notes and executed by the Indenture, and each of the Subsidiary Guarantors shall be deemed to have satisfied its obligations under its Subsidiary Guarantee (and the Trustee, on demand of and at the expense of the Issuers, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of Outstanding Notes to receive solely from the trust fund described below, and payments in respect of the principal of, premium on, if any, and interest on such Notes when such payments are due, (ii) the Issuers' obligations with respect to such Notes under Article II and Section
5.2 (regarding issuances, transfers and exchanges) of the Indenture below, (iii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Issuers obligations in connection therewith and (iv) Article XI (regarding Legal Defeasance and Covenant Defeasance) of the Indenture.

         The Issuers shall, subject to the satisfaction of the conditions set forth below be released from its obligations under the covenants described in the Indenture other than certain covenants regarding the payment of principal and interest, the maintenance of offices and agencies, and certain other general covenants with respect to the Notes on and after the date the conditions set forth below are satisfied ("COVENANT DEFEASANCE"), and the Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of holders (and the consequences of any thereto) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder. For this purpose, Covenant Defeasance means that, with respect to the Outstanding Notes, the Issuers may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under the Indenture, but, except as specified above, the remainder of the Indenture, the Subsidiary Guarantees and such Notes shall unaffected thereby. In addition, upon the Issuer's exercise of the option to elect Covenant Defeasance, subject to the satisfaction of the conditions set forth below, Sections 5, 6 and 7 of Paragraph (a) herein shall not constitute Events of Default.

         The Issuers may effect a Legal Defeasance or Covenant Defeasance upon satisfaction of certain conditions, including:

                  (1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, (a) cash in United States dollars, (b) non-callable U.S. Government Obligations, or (c) a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accounts, to pay the principal of, premium on, if any, and interest on the defeased security on the stated date for payment thereof or on the applicable redemption date, as the case may be;

                  (2) the delivery to the Trustee of certain prescribed Opinions of Counsel (including an opinion with respect to certain U.S. Federal income taxes in connection with Legal Defeasance and Covenant Defeasance) and the delivery to the Trustee of certain prescribed Officers Certificates of the Company;

                  (3) that no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as specified in Paragraphs (a)(9) and (a)(10) above is concerned, at any time in the period ending on the 91st day after the date of deposit;

                  (4) that such Legal Defeasance or Covenant Defeasance shall not have resulted in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound; and

                  (5) delivery to the Trustee an Opinion of Counsel (which may be subject to customary exceptions) to the effect that on the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

         (e) EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

                  (1) Section 5.9 of the Indenture requires that within 90 days after the end of each fiscal year the Issuers must deliver an Officer's Certificate to the Trustee. The Officer's Certificate must state that
         (a) a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the officers with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under the Indenture; (b) that, to the best knowledge of each officer signing the certificate, the Issuers have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and are not in Default in the performance or observance of any of the terms, provisions and conditions of the Indenture; (c) that, if any Defaults or Events of Default shall have occurred of which an officer may have knowledge, what action the Issuers are taking or propose to take with respect thereto; and (d) that, to the best knowledge of each officer signing the certificate, no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited (or a description of the event prohibiting payment and the action that the Issuers are taking or propose to take in connection therewith).

                  (2) In addition, the Issuers shall file with Trustee and the SEC such annual, supplementary and periodic reports, information, and documents as are required by Section 13 or Section 15(d) of the Exchange Act. Such reports shall be accompanied by a written statement of the Issuer's independent public accountant that the Issuers are in compliance with the Indenture provisions that relate to the accounting masters.

                  (3) Upon any application or demand by the Issuers to the Trustee to take any action under any of the provisions of the Indenture, the Issuers shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with. Each certificate or opinion provided for in the Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in the Indenture shall include (a) a statement that the Person making such certificate or opinion has read such covenant or condition, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

         9.       OTHER OBLIGORS.

         The Issuers' payment and performance obligations under the Notes will be unconditionally and irrevocably guaranteed by each of the following Subsidiary Guarantors:

                  EOTT Energy Partners, L.P.
                  EOTT Energy General Partner, L.L.C.
                  EOTT Energy Operating Limited Partnership
                  EOTT Energy Pipeline Limited Partnership
                  EOTT Energy Canada Limited Partnership
                  EOTT Energy Liquids L.P.

The mailing address for each Subsidiary Guarantor is 2000 West Sam Houston Parkway South, Suite 400, Houston, Texas 77042.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

         This application for qualification comprises:

                  (1) Pages numbered 1 to 14, consecutively.

                  (2) The statement of eligibility and qualification on Form T-1 of Bank of New York, as trustee, under the Indenture to be qualified (attached as Exhibit 25.1 hereto).

                  (3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A.1     Certificate of Formation of the Company
                                    filed November 14, 2002 with the Delaware
                                    Secretary of State.

                  Exhibit T3A.2     Form of Amended and Restated Limited
                                    Liability Company Agreement of the Company.

                  Exhibit T3A.3     Certificate of Incorporation of EOTT Energy
                                    Finance Corp. filed on July 1, 1999 with the
                                    Delaware Secretary of State.

                  Exhibit T3B       Bylaws of EOTT Energy Finance Corp. dated
                                    July 1, 1999.

                  Exhibit T3C       Form of Indenture among EOTT Energy LLC, the
                                    Subsidiary Guarantors and The Bank of New
                                    York, as trustee, for 9% Senior Notes due
                                    2010.

                  Exhibit T3D       Not applicable.

                  Exhibit T3E.1     Third Amended Disclosure Statement under 11
                                    U.S.C. Section 1125 in Support of the Joint
                                    Chapter 11 Plan of Debtors dated as of
                                    December 6, 2002. (Incorporated by reference from Exhibit 2.2 of EOTT Energy Partners,
                                    L.P.'s Form 8-K dated December 6, 2002.)

                  Exhibit T3E.2     Third Amended Joint Chapter 11 Plan of
                                    Debtors dated as of December 6, 2002.
                                    (Incorporated by reference from Exhibit 2.1 of EOTT Energy Partners, L.P.'s Form 8-K dated December 6, 2002.)

                  Exhibit T3F       Cross-reference sheet showing the location
                                    in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture
                                    Act of 1939.

                  Exhibit 25.1 Statement of eligibility and qualification on Form T-1 of Bank of New York, as trustee, under the Indenture to be qualified

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicants, EOTT Energy LLC, a limited liability company organized and existing under the laws of Delaware, and EOTT Energy Finance Corp., a corporation organized and existing under the laws of Delaware, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on the 25th day of February, 2003.

                                               EOTT ENERGY LLC



                                           By: /s/ Dana R. Gibbs
                                              ---------------------------------
                                           Name:  Dana R. Gibbs
                                           Title: President



Attest:



/s/ Walter W. Zimmerman
--------------------------------
Name:  Walter W. Zimmerman
Title: Secretary

                                           EOTT ENERGY FINANCE CORP.



                                           By: /s/ Dana R. Gibbs
                                              ---------------------------------
                                           Name:  Dana R. Gibbs
                                           Title: President

Attest:



/s/ Walter W. Zimmerman
--------------------------------
Name:  Walter W. Zimmerman
Title: Secretary

                               INDEX TO EXHIBITS

                 EXHIBIT
                 NUMBER                         DESCRIPTION
                 -------                        -----------

                  T3A.1             Certificate of Formation of the Company
                                    filed November 14, 2002 with the Delaware
                                    Secretary of State.

                  T3A.2             Form of Amended and Restated Limited
                                    Liability Company Agreement of the Company.

                  T3A.3             Certificate of Incorporation of EOTT Energy
                                    Finance Corp. filed on July 1, 1999 with the
                                    Delaware Secretary of State.

                  T3B               Bylaws of EOTT Energy Finance Corp. dated
                                    July 1, 1999.

                  T3C               Form of Indenture among EOTT Energy LLC, the
                                    Subsidiary Guarantors and The Bank of New
                                    York, as trustee, for 9% Senior Notes due
                                    2010.

                  T3D               Not applicable.

                  T3E.1             Third Amended Disclosure Statement under 11
                                    U.S.C. Section 1125 in Support of the Joint
                                    Chapter 11 Plan of Debtors dated as of
                                    December 6, 2002. (Incorporated by reference from Exhibit 2.2 of EOTT Energy Partners,
                                    L.P.'s Form 8-K dated December 6, 2002.)

                  T3E.2             Third Amended Joint Chapter 11 Plan of
                                    Debtors dated as of December 6, 2002.
                                    (Incorporated by reference from Exhibit 2.1 of EOTT Energy Partners, L.P.'s Form 8-K dated December 6, 2002.)

                  T3F Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture
                                    Act of 1939.

                  25.1 Statement of eligibility and qualification on Form T-1 of Bank of New York, as trustee, under the Indenture to be qualified